UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              GS CARBON CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    40053T108
                             -----------------------
                                 (CUSIP Number)

                                Thomas Scozzafava
                              GS Carbon Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                 (212) 994-5374
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2007
                               -------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 40053T108                                               Page 2 of 4

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1. Name of Reporting Person

    Seaway Capital, Inc.

    I.R.S. Identification Number of Above Person

    06-1822357
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2. Check The Appropriate Box if a Member of a Group

    (a) [ ] (b) [ ]
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3.  SEC Use Only

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4.   Source of Funds SC
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5.   Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to Item
     2(D) Or 2(E) [ ]
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6.   Citizenship or Place of Organization New York
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Number of Shares                 7.         Sole Voting Power
Beneficially
Owned By Each                               320,534,884
Reporting Person                 ----------------------------------------------
With                             8.         Shared Voting Power

                                            None
                                 -----------------------------------------------
                                 9.         Sole Dispositive Power

                                            320,534,884
                                 -----------------------------------------------
                                 10.        Shared Dispositive Power

                                            None
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11.  Aggregate Amount Beneficially Owned By Each Reporting Person 320,534,884
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.  Percent of Class Represented By Amount In Row (11) 76.0%
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14.  Type of Reporting Person CO
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CUSIP No. 40053T108                                                 Page 3 of 4

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ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.0001 par value

         GS Carbon Corporation
         One Penn Plaza, Suite 1612
         New York, NY 10119

ITEM 2.  IDENTITY AND BACKGROUND.

         Name:  Seaway Capital, Inc.
         State of Organization: Delaware
         Principal Business:  Holding company
         Address of Principal Business: 10-18 Park Street, Gouverneur, NY 13642 Address of Principal Office: 10-18 Park Street, Gouverneur, NY 13642

         The following individual is the only control person of Seaway Capital,
         Inc.:

          (a)  Name: Thomas Scozzafava
          (b) Business address: c/o GS Carbon Corporation, One Penn Plaza, Suite 1612, New York, NY 10119
          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chief Executive Officer of GS AgriFuels Corporation, One Penn Plaza, Suite 1612, New York, NY 10119
          (d) Criminal convictions during past five years: None (e) Civil Injunctions during past five years: None (f) Citizenship: U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares were received from GreenShift Corporation without consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

     Seaway Capital, Inc. intends to use GS Carbon Corporation as a public shell in order to acquire one or more private companies.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

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CUSIP No. 40053T108                                                 Page 4 of 4

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007

         Seaway Capital, Inc.

         By:  /s/ Thomas Scozzafava
         -------------------------------------------
                  Thomas Scozzafava, President